August 16, 2006
Via EDGARLink Transmission and Facsimile
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	HYPERCOM CORPORATION (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-13521
Dear Mr. Krikorian:
This letter responds to the Staff’s comments concerning our Form 10-K for the year ended December 31, 2005 and Form 8-Ks furnished on March 1, 2006 and May 4, 2006 as set forth in the Staff’s letter dated July 12, 2006. We appreciate the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
For your convenience, the Staff’s comments are repeated below in bold, with our responses to each comment set forth immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Balance Sheet, page 57
1.	We note your response to prior comment number 4 and reissue and clarify a portion of the comment. Your other liabilities caption represents approximately 10% of your total liability balance as of December 31, 2005. Tell us your consideration for disclosing any item(s) in excess of 5% pursuant to Regulation S-X, Rule 5-02.24. Note further, this rule should only be applied to other liabilities; Rule 5-02.20 of Regulation S-X should be applied to other current liabilities. In this regard, please confirm that no items, other than product warranty liabilities, included in accrued liabilities represent more than 5% of total current liabilities.

In response to the Staff’s comment, we confirm that no individual item in accrued liabilities at December 31, 2005, with the exception of product warranty liabilities, was greater than $3.0 million (5% of total current liabilities). Additionally, we confirm that no individual item included in other liabilities was greater than $3.4 million (5% of total liabilities).

Revenue Recognition and Contract Accounting, pages 64-65
2.	We note your response to prior comment number 6, which indicates you have concluded software is incidental to your product as a whole. Please address the following additional comments with respect to your conclusion:
•	Clarify how you concluded that software is not a significant focus of your marketing effort. In this respect, we note you dedicate a separate section of your website to market the software contained within your products. Further, tell us whether customers are charged different prices depending on the type of software that is included within the products. For example, tell us whether a customer would pay an additional fee for a product that contains “value added Hypercom software” or “development software.”

•	In coming to this conclusion, tell us how you considered the amount of software development costs capitalized in fiscal years 2005, 2004 and 2003 of $0.6M, $3M, and $1.6M, respectively, and your basis for concluding that these costs were not significant. Also, tell us the amount of costs of computer software to be sold, leased or otherwise marketed you have incurred (i.e. charged to your consolidated statement of operations) in fiscal years 2005, 2004 and 2003, and how you considered these costs in your analysis.

•	We note that through your services organization, you provide terminal enhancements. Further describe the nature, frequency and amount of terminal enhancements. Indicate whether these enhancements change the functionality or capabilities of the software included in the product. Tell us how you considered these services in your conclusion.
In response to the Staff’s comment and to clarify the software marketed on our website, we advise the Staff that software products noted on our web site are primarily free standing separate software tools available, but not required, to better manage and use our terminals. They are not embedded or contained in the terminal and are not required for the terminal to function. Network Management, Terminal Management, Value Added Hypercom Software and Development Software are examples of software products sold separately from terminals and are principally tools to help support or add value to the base level of embedded software. Payment and Transaction Gateway Software is more aligned with the secure capture and transportation of electronic funds transactions after a transaction has gone through the terminal and is also not embedded in the terminal. The Hyperware POS Software is basic application software that can be loaded into the terminal if a customer does not choose to load their own proprietary application. Accordingly the marketing effort surrounding software is directed at the tools available to our customers so they can better manage our hardware products, as well as add increased functionality through software they build with our tool kits.

The marketing of our hardware products generally emphasizes the capabilities of the terminal and functionality without an emphasis on the embedded software. Pricing of our hardware products is based on the configuration (i.e. memory size, type of card reader, color of plastic, display type etc) and volumes and is not differentiated based on any consideration of software, since the operating system software is consistent within the different product families and customers will load their own application software or choose our basic Hyperware, neither of which factor into pricing. As well, we do not license the software embedded in our terminal and do not have any related software maintenance agreements on the terminal software. As such the software noted on our website is unrelated to the software within our terminals, and the software in the terminals is incidental to the terminal hardware product sale.

During 2005, 2004 and 2003, we capitalized software development costs totaling $0.6 million, $3.0 million and $1.6 million, respectively. These costs were primarily for the conversion of 8-bit architecture software embedded in our legacy T-series terminals to a 32-bit architecture software embedded in our new Optimum product line. The 32-bit technology essentially upgraded the terminals to allow multiple applications (such loyalty programs, gift cards as well as basic debit and credit card processing) and improved performance. Due to the high security and industry technical requirements, this type of conversion and development effort was considered significant and specifically relates to the future revenue streams of the entire Optimum product family.

During 2005, 2004 and 2003, we charged software development costs of $15.3 million, $14.3 million and $12.8 million, respectively to research and development expenses. These costs were primarily for planning and design of new software products in advance of technological feasibility being established and maintenance of existing software products.

Terminal enhancement projects performed by our service organizations are non-routine and occur infrequently when a customer places a service order for a change or upgrade to the software or hardware on their installed terminals. We earn a fee for the specific services performed as requested by the customer. Although the changes and upgrades may occasionally change the functionality or capabilities of the software included in the product, most changes are made to retain current functionality in light of the increasing number of debit, credit and smart cards available. Our customers have relied on our field service associates to perform the customer requested changes and upgrades at their merchant locations, although at times we have been able to perform the changes remotely via software deployments. We invoice for services and recognize revenue on terminal enhancement projects once the project has been completed, customer acceptance has occurred and collectibility is reasonably assured.
3.	Your response to prior comment number 6 indicates your support services are incidental and combined as a single unit of accounting with the terminal. Tell us when you recognize revenue associated with the support services. If you recognize the revenue upon delivery of the terminal, tell us how you have determined your support services are inconsequential or perfunctory performance obligations; please provide a full analysis of SAB Topic 13, Section A.3.c. If you have not concluded your support services are inconsequential or perfunctory, tell us how you recognize revenue for the delivered terminal and support service elements as your response indicates your support services do not meet the separation criteria of paragraph 9 of EITF 00-21.

In response to the Staff’s comment, we advise the Staff as follows:

We perform two types of support services: (i) repair work and other services performed at customer requests under contracts or other fee arrangements and (ii) customer assistance hotline services at our Phoenix headquarters for customers that may have questions about the operation of a Hypercom product. To clarify, we were referring to the repair and other services as “support services” on pages 8 and 9 of our 2005 Form 10-K, and customer assistance hotline services as “support services” in our response to prior comment number 6.

Revenue from our repair work and other services performed for fees is recognized when the services have been performed and collection of the invoiced amount is reasonably assured. Revenue from repair and other services is recorded in net product and other revenue.

We confirm that the incidental customer assistance hotline service functions we provide to customers are inconsequential to the overall product sale and only consist of a second level of help desk resource

(our distributors perform the first level support with their customers). The customer assistance hotline functions are performed by our ten employee Client Services Group and can be characterized as basic customer assistance to any merchant that calls regardless of whether the merchant purchased the terminal from Hypercom or the age of the terminal. In addition to providing the customer assistance hotline services, the Client Services Group performs pre-sales support for the sales organization and participates in various product marketing programs. Although we believe the customer assistance hotline functions are essential to maintaining a good client relationship, we do not believe they are essential to the functionality of our products. Based on these factors, we do not believe the customer assistance hotline services offered with our product sales should be considered a separate unit of accounting and instead are combined with the terminal sale as a single unit of accounting. Accordingly, no separate revenue is recorded for our customer assistance hotline services.

These customer assistance hotline services are not essential to the functionality of the terminal products. Referring to SAB Topic 13, Section A.3.c:
•	A customer would not receive a full or partial refund or be allowed a sales return if the customer assistance hotline functions were not performed.

•	We have a demonstrated history of completing the as-requested customer assistance hotline functions in a timely manner. Costs to perform these functions are not material.

•	The skills or equipment required to perform the customer assistance hotline functions are not specialized and can be obtained from other distributors in the marketplace.

•	Support calls received are generally similar to one another and individually require minimal cost and time to address.

•	The cost of performing customer assistance hotline functions is immaterial in relation to the terminal price, gross profit, and operating income allocable to the unit of accounting.

•	There is no obligation to provide this service for any future period.

•	The timing of customer payment of any portion of the sales price is independent of providing this customer assistance hotline service. Payment of the entire sales price is due based on the terms of the product sales agreement and is not related to delivery of the customer assistance hotline functions.
4.	Your response to prior comment number 6 indicates you sell extended warranty contracts. Tell us how your accounting policy complies with paragraphs 3 though 5 of FASB Technical Bulletin 90-1.

In response to the Staff’s comment, we advise the Staff as follows:

Extended warranty revenues were less than $0.7 million, or 0.3% of total revenues, in 2005.

In accordance with the guidance in paragraph 3 of FASB Technical Bulletin 90-1, we recognize revenue for extended warranty contracts on a straight-line basis over the contract period, as we do not have historical evidence indicating the costs of performing the warranty services are incurred on an other than straight-line basis. We do not incur any significant costs related to the acquisition of our extended warranty contracts. All other extended warranty costs, consisting primarily costs of performing the warranty services, are charged to expense as incurred.

Although we have not had any indication that a warranty contract loss as described in paragraph 5 of FASB Technical Bulletin 90-1 has occurred, we would record an incremental warranty charge in any period we determine such a loss has occurred.

5.	Your response to prior comment number 6 states, “[a]lthough certain of these institutions also purchase products from [you], the service business is performed separately under service contracts.” Your response also states you offer special “one-off” services which are covered by a separate signed contract with the customer. Tell us how you have considered the criteria in AICPA Technical Practice Aid 5100.39 when concluding the separate contracts should not be viewed as one multiple-element arrangement. Note, the guidance in this literature relates specifically to software revenue recognition contracts; however, we believe the guidance from this literature provides a good listing of indicators that should be considered in determining whether separate contracts should be combined and evaluated as one multiple element contract.

We advise the Staff that our stand-alone service contracts cover a specified installed terminal base owned by customers and are long-term (generally three years) with 90 day cancellation clauses.

Additionally, we believe the following factors from AICPA Technical Practice Aid 5100.39 do not indicate any of our product sale contracts should be accounted for as a single arrangement with a stand-alone service contract:
•	Contracts for the sale of terminals are entered into on an ongoing basis when customers have a demand for additional terminals. These are generally on-going over time and are neither related to nor dependent upon the timing of service contract executions.

•	There is no interdependence between a terminal sales contract and the execution of a service contract to a customer. Terminal sales are subject to competitive bid processes irrespective of any service contracts or obligations.

•	The fees for terminal sales contracts are not subject to refund or forfeiture if a services contract is not completed satisfactorily (and vice versa).

•	Our services contracts and product sales contracts do not contain any provisions that are essential to the functionality of the other contract.

•	The payment terms and performance criteria of terminal sales contracts do not overlap with those of service contracts. Our stand-alone service contracts include monthly payment terms based on the number of installed terminals under contract whereas our product sales contract payment terms are set based on a specified number of days after delivery.

•	Service contracts and product sales contracts with a single customer are negotiated separately and are not bundled nor combined into a single project.
Based on these factors, we have concluded that separate contracts should not be viewed as one multiple-element arrangement and instead each contract should be assessed independently for revenue recognition.
6.	We note the following in the services section of your website, “Hypercom is committed to providing high levels of support to its partners by offering a broad range of services for our POS payment systems and networking products. In addition to deployment, help desk, leasing services, technical assistance and training for our products, Hypercom has consulting services that assist with customization, design, installation, integration, management and strategies, of POS systems.” Please tell us how you evaluate these service elements to determine whether they represent separate units of accounting; we refer you to paragraphs 8 through 10 of EITF 00-21. In addition, tell us your revenue recognition policy for these service elements.

In response to the Staff’s comment, we advise the Staff as follows:

Deployment, help desk, and technical assistance and training for our products are all provided by our service organizations under a service contract that also include repairs, on-site technician visits and provision of supplies. All of these services are a part of the comprehensive service program offered by our stand-alone service businesses and no specific service represents a separate unit of accounting under EITF 00-21. Revenue from these types of service contracts is recognized monthly in total when the services have been performed and collection of the invoiced amount is reasonably assured. Revenue from these types of services is recorded in net services revenue.

Consulting service revenues represent less than 2% of our total 2005 sales and arise from services performed to assist customers with their POS systems, including the design, set-up and installation of software applications for the terminals. These consulting services are covered by separate contracts and are therefore accounted for as separate units of accounting under EITF 00-21. Revenue from consulting services is recognized when the services have been performed and collection of the invoiced amount is reasonably assured. Revenue consulting services is recorded in net product and other revenue.

Effective with the May 31, 2006 sale of our UK Lease Business, we are no longer engaged in any significant leasing services.
7.	Your response to prior comment number 6 indicates your accounting policy complies with SAB Topic 13, section B. Tell us how you considered the requirement to discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

In response to the Staff’s comment, we advise the Staff as follows:

In preparing our revenue recognition accounting policy, we considered product revenues (which comprise 77.4% of total 2005 net revenues) and services revenues (which comprise 14.0% of total 2005 net revenues). Although we did not specifically address each separate revenue stream included in other revenues (which comprise 8.6% of total 2005 net revenues), we considered repair work revenue (which is the largest single type of revenue included in the other category) to be covered by our services disclosure. We believed our extended warranty, software and other services, including consulting services, revenues to be immaterial and accordingly, separate disclosure of the revenue recognition policy for these revenue streams was not included.

In future SEC filings, we will consider expanding our disclosure to address the accounting policy for all significant revenue streams, as well as how units of accounting are determined and valued.
Note 3. Business Review and Restructuring Charges, pages 70-72
8.	We note your response to prior comment number 9. Further clarify how you have determined you can reliably estimate warranty costs subsequent to offering the warranty and product replacement programs. Please provide your analysis pursuant to paragraph 25 of SFAS 5. As part of your response, specifically address the indicators that warranty costs may not be reliably estimable, i.e. the scope of your warranty has been extended beyond what has normally been given in the ordinary course of business and new obligations have been undertaken.

In response to the Staff’s comment, we advise the Staff as follows:

We believe the 2005 Business Review warranty and product replacement charges are unique and nonrecurring.

We believe we have sufficient historical information to estimate our general warranty accrual for our core product lines at the time of initial shipment and throughout the warranty term. Warranty costs, excluding costs to complete the 2005 Business Review trade-in programs, as a percentage of net product and other revenue was 1.1% and 0.8% for the year ended December 31, 2005 and 2004, respectively. For the six month period ended June 30, 2006, our warranty costs as a percentage of net product and other revenue was 0.3% which reflects a more stable product environment after implementing the 2005 Business Review and EOL programs.

None of the warranty and product replacement programs implemented as part of the 2005 Business Review were required under our historical warranty programs but were agreed-upon to improve customer satisfaction, drive future revenue opportunities and protect the Company’s competitive positioning. The products to be replaced or repaired were all inventory items that were designated for end-of-life (see response to comment 9 below).

With the exception of one specific repair program, all warranty charges recorded as a result of the 2005 Business Review consisted of product replacement programs. We were not obligated to provide the product replacement programs to the customers or any warranty service as the current products were not defective. We determined the existing products did not perform as well as the customers would like considering the newer technology and the next generation of products that were available. Additionally, although the newer products provided in the product replacement program were more reliable over longer periods of time, the current products still functioned as designed. For each product replacement program, we recorded a warranty accrual for each customer that committed to the program equal to the cost of the replacement product multiplied by the number of units that customer committed to have replaced. We also included certain incidental shipping and deployment costs required to facilitate the replacement in the product replacement warranty charges. Two customers that agreed to participate in the trade-in program in June 2005 ultimately opted out of the program. Accordingly, we reduced the product warranty liabilities by $1.4 million in June 2006 upon the expiration of the program.

The one product repair program for which a 2005 Business Review warranty charge of $0.9 million was recorded consisted of adding functionality to a single pinpad unit to allow it to read a specific Smart Card certified in one country. For this repair program, we developed and tested an engineering change order (“ECO”) to correct the problem prior to June 30, 2005. We recorded the product warranty liability for this program based on the cost of material required to perform the ECO multiplied by the number of units requiring the ECO. We also recorded a charge for the incidental shipping costs to have the pinpads returned to our facility and then redeployed to customer locations.
9.	Your response to prior comment number 9 with respect to inventory write-downs indicates as a result of the end-of-life program, you significantly shortened the period in which end-of-life products could be sold. Clarify how you determined that shortening the life of this inventory diminished its utility and the new cost basis for this inventory represents market; we refer you to paragraphs 8 through 10 of Chapter 4 of ARB 43. In addition, clarify the products that were identified in this program. Further, tell us your consideration for disclosing such products and the impact shortening the life of such products will have on future revenues of these products. Disclosure of such trends is required in the Management’s Discussion and Analysis section of your filing pursuant to SEC Release 33-8350, Section III.B.3.

In response to the Staff’s comment, we advise the Staff as follows:

The primary reason for the end-of-life (“EOL”) program was to redirect sales efforts to our newer products as well as to reduce our overall product count and streamline our product offerings.

Accordingly, we identified a replacement product for all items included on the EOL list. The EOL list also included a last order date for each product on the EOL list. The last order date varied by product, but all dates were between August 2005 and January 2006. After the last order date, the product line was no longer for sale and thus the future demand for inventory supporting these products was significantly reduced as a result of the forecasted monthly demand being applied over a more limited period time to sell the products.

As part of our normal obsolete and/or excess inventory analysis, we identify inventory as obsolete, excess or salable. When we implemented the EOL program, incremental inventory charges were recorded for EOL products that had carrying values in excess of the fair value calculated based on the reduced product demand forecasts given the shorter product lives. These incremental EOL inventory charges consisted of a 100% write-off all EOL inventory not expected to be sold prior to the last order date for that product.

Products included in the EOL program consisted primarily of our ICE, T7 and Financial Terminal family of products. We do not expect that eliminating these products from our product family will have any future impact on sales levels as a replacement product was identified for each of these EOL products. Accordingly, we elected not to disclose the absence of any future revenue impact as a result of the EOL program in the MD&A section of our 2005 Form 10-K.

During the six month period ended June 30, 2006, we recorded revenue of less than $0.2 million for the sale of inventory fully reserved as a result of the EOL program.
Note 13. Brazilian Health Ministry Contract, page 82
10.	Your response to prior comment number 12 indicates the $11.3 M of contract costs written off consisted of an accumulation of scope changes and currency adjustments and you were deferring such costs in accordance with paragraph 65 of SOP 81-1. Please address the following additional comments with respect to your accounting for these costs:
•	Clarify how your accounting for these contract costs complies with paragraph 65 of SOP 81-1 as this literature provides guidance for the recognition of revenue relating to claims. If you had a valid claim for recovery for these contract costs, clarify why you did not recognize revenue for the costs consistent with this literature instead of deferring the costs as of December 31, 2003. Please provide a full analysis to clarify how your accounting complies with the guidance in paragraph 65 of SOP 81-1. As part of your analysis, tell us when you began to defer the costs for the accumulation of scope changes and currency adjustment. Also, provide details as to the nature of the scope changes.

•	We note from your response to prior comment number 7 that the Brazilian Health Ministry “contract included a detailed schedule of tasks to be completed to reach each milestone.” Clarify whether the detailed schedule of tasks allowed for recovery of the additional costs incurred from the accumulation of scope changes and currency adjustment or whether you obtained a signed contract modification or option that allowed for recovery of such costs. If not, clarify whether the additional scope was defined by a change order; we refer you to paragraph 61 of SOP 81-1. If so, clarify how your accounting at December 31, 2003 complied with paragraph 62 of SOP 81-1. That is, tell us why you believed it was probable costs attributable to such unpriced change orders would be recovered through a change in the contract price. In this respect, tell us whether your customer provided written approval of the scope of the change order and whether you had favorable experience negotiating change orders with this customer.

•	Clarify how you evaluated paragraph 72.15 of SOP 81-1 as of December 31, 2003 when determining it was appropriate to defer costs incurred from the accumulation of scope changes and currency adjustment.
In response to the Staff’s comment, we advise the Staff as follows:

Paragraph 62 of SOP 81-1 states if it is probable that the costs will be recovered through a change in the contract price, the costs should be deferred until the parties have agreed on the change in contract price. As stated in Note 13 to the audited financial statements included in our 2005 Form 10-K, revenue was not recorded pursuant to these costs in anticipation of getting formal approval on the claims for such costs consistent with our milestone approval approach being followed for this contract.

The accumulation of costs associated with this contract were deferred from the beginning of the contract and relieved based on an estimated gross margin which contemplated total costs (including the expanded scope) against the contract revenue plus revenue anticipated for the scope changes and monetary adjustments. The most material scope change occurred early in the life of the contract process when it was determined the Brazilian Health Ministry’s (“BHM”) requirements for their point of transaction health care system could not be met by the initially agreed upon design and specifications. Evidence and documentation of the design and specification changes as well as documentation of the work plans and other related correspondence was utilized to put forth our official claim against the contract in December 2003. The work was performed and procedures expanded to meet the new requirements, and were known and agreed by management within the BHM. The performance of this contract involved coordination and communications of scope and progress changes throughout the life of the contract. The scope changes and resulting procedural changes were documented or evidenced during the various meetings involving many people from both Hypercom and the BHM, albeit there were no formal change order forms completed as part of this process in Brazil. There was no formal agreement on contractual price changes as a result of the scope changes, but the governmental contract law in Brazil allows for a 25% variation in fee without the need to obtain new public bidding and explicitly allowed for monetary exchange variation adjustments based on the original contract pricing apart from the 25% variation.

In complying with paragraph 62 of SOP 81-1 in terms of the probability of recovery of the deferred contract costs, approximately 41% of the costs were contractually based. There was agreement in principal through informal written correspondence and other supporting evidence of the scope changes documented throughout the contract management process to support the other 59% of deferred contract costs. Contract costs were tracked and could be substantiated and the BHM was utilizing the system and service level requirements were being fully achieved in the pilot operations. While there was not a history of negotiating such changes with the BHM, the contract performance was proceeding with both parties in agreement on the procedures necessary to meet their requirements. Additionally, such changes were contractually and legally allowed (which was confirmed by an independent assessment of outside legal counsel who prepared and filed the claims on behalf of Hypercom).

Additionally, the pilot program is in operation today and we continue to pursue the collection of our claims and the implementation of a formal maintenance agreement. Collections of $2.5 million (or 19% of the total claim amount) have been made against the total charge of $12.9 million recorded in the second quarter of 2004, of which $0.9 million was collected during the second quarter of 2006 and related to the deferred contract costs of $11.3 million. This collection process has taken time due to changes in personnel within the BHM and the due process within the BHM to approve payments.

In addressing paragraph 72g. of SOP 81-1, the total expected costs of the contract were continually evaluated against total expected revenue (including recoveries of scope changes and monetary exchange variation adjustments). Such revenues were determined not to exceed the total expected cost. A fully burdened 9% contribution margin on the contract was projected and accordingly, inventoriable costs were not carried at amounts that when added to the estimated cost to complete exceeded the estimated realizable value of the related contract.
Note. 19. Supplemental Cash Flow Information, page 89
11.	Your response to prior comment number 15 indicates the cash payment in 2004 was paid to your sole source lease originator in the UK to ensure continued support of the lease originations in the UK and you believe the payment qualifies as an investing outflow pursuant to paragraph 17.c of SFAS 95. It appears your response indicates the cash payment was made to support your leasing sales activity in the UK. If this is correct, such payment should be classified as an operating activity pursuant to paragraph 23 of SFAS 95. Please further explain the nature of this cash outflow.

We advise the Staff that the cash payment in 2004 was made as part of an extension of our trading agreement with our lease originator in the UK for the period January 1, 2004 to December 31, 2006. In addition to certain less significant clauses, the extended trading agreement specified that Hypercom would pay the lease originator a loyalty bonus of $2.9 million in exchange for its continued use of Hypercom terminals for at least 85% of it POS terminal lease originations for its merchant customers during the agreement period. We accounted for this payment as an acquisition of an intangible asset (i.e. analogous to obtaining a customer list) with a finite life in accordance with SFAS 142. Accordingly, the amount was capitalized and was amortized over its three year life. We believe this intangible asset acquisition is properly classified as an investing activity.
Form 8-Ks filed on March 1, 2006 and May 4, 2006
12.	Your response to prior comment number 16 mainly focuses on why you believe the non-GAAP financial measure which excludes the impact of your “one-time” charges is useful. Please demonstrate why you believe your EBITDA non-GAAP financial measure is useful or eliminate such measure from future filings. If EBITDA is presented as a performance measure, ensure that your response addresses the answer to Question 8 of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. If you are able to overcome the burden of demonstrating the usefulness of this non-GAAP financial measure, ensure future uses of such measure include the disclosure requirements pursuant to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

We advise the Staff that we do not intend to include the presentation of an EBITDA non-GAAP measure in future earnings releases.
13.	Your response to prior comment number 17 indicates that presenting a non-GAAP financial measure which excludes stock-based compensation expense is useful as it assists management and investors in understanding the results of operations on a comparative basis since the prior comparable period did not include stock compensation expense. Clarify whether you plan to discontinue the use of this non-GAAP measure once all comparative periods include stock compensation expense. If not, tell us why you believe that your measure is useful beyond such period. In addition, tell us whether you reasonably believe that it is probable that the financial impact of stock compensation expense will disappear or become immaterial within a near-term finite period. We refer you to Question 8 of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

We advise the Staff that we do not intend to include the presentation of a non-GAAP financial measure that excludes stock-based compensation in future earnings releases once all comparative periods include stock compensation expense.
* * * * * * *
With respect to all the preceding responses, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff prior to issuance of another comment letter. Please direct any questions about this letter to me at (602) 504-5350 or Doug Reich, Senior Vice President and General Counsel at (602) 504-5055.
Very truly yours,
Thomas Liguori
Senior Vice President and
Chief Financial Officer

Cc:	William Keiper
Doug Reich
Steve Pidgeon (Snell & Wilmer L.L.P.)